SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Quilmes Industrial (Quinsa), Société Anonyme

(Name of Issuer)

Class B shares, without par value

(Title of Class of Securities)

74838Y20

(CUSIP Number)

Thomas R. Stephens

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop, Suite 800

Denver, Colorado 80202

(303) 592-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Punch Card Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	1,841,640
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	1,841,640
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,841,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	3.9%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Punch Card Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	1,841,640
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	1,841,640
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,841,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	3.9%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Norbert H. Lou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	United States

Number of	7. Sole Voting Power:	1,849,040
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	1,849,040
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,849,040

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	3.9%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Arnhold and S. Bleichroeder Advisers, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	1,381,004
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	1,381,040
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,381,004

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	2.9%

14.	Type of Reporting Person (See Instructions)	IA

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Duma Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Cayman Islands

Number of	7. Sole Voting Power:	536,610
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	536,610
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	536,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.1%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Duma Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	536,610
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	536,610
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	536,610

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.1%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 74838Y20

1.	Names of Reporting Persons.

Nadeem Walji

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)
(B)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:	Canada

Number of	7. Sole Voting Power:	567,010
Shares
Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	567,010
Person with:
	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	567,010

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.2%

14.	Type of Reporting Person (See Instructions)	IN

Items 3 and 5 of the statement on Schedule 13D relating to the Class B shares, without par value (the “Shares”) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (“Quinsa”) previously filed by (i) Punch Card Capital, L.P., a Delaware limited partnership (“Punch Card”), as a result of its direct ownership of Shares and of American Depositary Shares, each representing two Shares (“ADSs”), (ii) Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company (“ASB”), as a result of having management and control over certain client accounts holding ADSs, (iii) Duma Master Fund, L.P. (“Duma”), a Cayman Islands exempt limited partnership, as a result of its direct ownership of ADSs, (iv) Punch Card Capital, LLC, a Delaware limited liability company (“Punch Card GP”), as a result of being the sole general partner of Punch Card, (v) Norbert H. Lou, as a result of being the sole Managing Member of the Punch Card GP, as a result of directly beneficially owning Shares, and as a result of his relationships with certain family members that directly beneficially own Shares, (vi) Duma Capital Partners, L.P., a Delaware limited partnership, as a result of being the investment manager of Duma (“Duma IM”), and (vii) Nadeem Walji, as a result of being the Chief Investment Officer of Duma IM and as a result of directly beneficially owning Shares (Punch Card, Punch Card GP, Mr. Lou, ASB, Duma, Duma IM and Mr. Walji, are collectively referred to as the “Reporting Persons”) is hereby amended as follows.

Item 3. Source and Amount of Funds or Other Consideration

No change except for the addition of the following:

Punch Card invested a total of approximately $0.6 million to purchase the Shares reported in Item 5(c) and approximately $18.6 million to acquire the ADSs reported in Item 5(c) from Punch Card Overflow, L.P. Such funds were drawn from Punch Card’s capital available for investment.

ASB’s client accounts invested a total of approximately $10.2 million to purchase the ADSs reported in Item 5(c). Such funds were drawn from investment funds in such client accounts and, in certain cases, were purchased on margin pursuant to margin account arrangements on standard terms and conditions.

Item 5. Interest in Securities of the Issuer

No change except for the addition of the following:

(a) As of the date of this statement, Punch Card directly owns 905,462 ADSs and 30,716 Shares, representing in the aggregate 1,841,640 Shares or approximately 3.9% of the 47,188,974 outstanding Shares as of December 21, 2007 as reported in Quinsa’s Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on December 28, 2007.

As of the date of this statement, ASB’s client accounts directly own 690,502 ADSs, representing 1,381,004 Shares or approximately 2.9% of the 47,188,974 outstanding Shares as of December 21, 2007.

Consequently, the Reporting Persons beneficially own a total of 1,883,169 ADSs, representing 3,766,338 Shares, and 30,716 Shares, or an aggregate of 3,797,054 Shares representing approximately 8.0% of the outstanding Shares.

(c) Since December 26, 2007, none of the Reporting Persons have effected any transactions in the ADS or Shares, except as set forth on Schedule A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2008
/s/ Norbert Lou Norbert Lou, individually and as Managing Member of Punch Card Capital, LLC, the general partner of Punch Card Capital, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2008
/s/ Mark Goldstein Mark Goldstein, Senior Vice President Arnhold and S. Bleichroeder Advisers, LLC

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2008
/s/ Nadeem Walji Nadeem Walji, individually and as Chief Investment Officer of Duma Capital Partners, L.P., investment manager of Duma Master Fund, L.P.

Schedule A

Transactions in the Shares effected by Punch Card since December 26, 2007

(all purchases effected on the Luxembourg Stock Exchange)

TRADE DATE	QUANTITY	PRICE

12/27/07	6,000	$36.00
12/28/07	10,000	36.80

On January 2, 2008, Punch Card Overflow, L.P., of which Punch Card GP acts as the general partner, terminated its swap, as previously reported in this Statement on Schedule 13D, which reflected an economic interest in 228,900 ADSs. In connection with the termination of the swap, Punch Card Overflow received 228,900 ADSs. Immediately following the termination of the swap, Punch Card purchased such 228,900 ADSs from Punch Card Overflow at a price of $81.25 per ADS.

Transactions in the ADSs effected by ASB’s clients since December 26, 2007

(all purchases effected on the New York Stock Exchange)

TRADE DATE	QUANTITY	PRICE

12/27/07	19,910	$81.25
1/2/08	15,090	81.25
1/3/08	90,800	81.25